FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   June 2008

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Notice with regard to Teva's Annual Shareholders Meeting and the nomination of Mr. Joseph (Yosi) Nitzani as a Director.

Based on recent news regarding the expected appointment of Prof. Gabriella Shalev (Teva's statutory independent director since 2003) to serve as the next Israeli Ambassador to the United Nations, Teva's Corporate Governance and Nominating Committee has recommended, and the Board of Directors has resolved, to nominate Mr. Joseph (Yosi) Nitzani to serve as a statutory independent director and, in accordance with Israeli law, to submit his nomination as a statutory independent director to a vote of the shareholders. In connection with this decision, the Board has resolved to remove the election of Mr. Nitzani as a director from the items on the agenda of the annual general meeting of shareholders scheduled for June 29, 2008.   A shareholder meeting will be convened in the near future to vote upon Mr. Nitzani's nomination as a statutory independent director under Israeli law.

Prof. Shalev has been a valued member of our Board for five years. Teva and the Board members are very happy that her outstanding qualities are being so publicly recognized, and Teva takes a great deal of pride in her having worked as one of Teva's board members.

When Prof. Shalev steps down from the Board, Teva will need to have in place a second statutory independent director under Israeli law. Given that Mr. Joseph Nitzani had already been nominated to serve as director and his election had been proposed to be voted on at the shareholders meeting scheduled for June 29, and given that Mr. Nitzani has had no previous connections with Teva and otherwise qualifies as statutory independent director under Israeli law, the Corporate Governance and Nominating Committee and the Board decided to take these steps to both comply with Israeli law and provide for an efficient and orderly process.

Mr. Nitzani has given his consent to serve as statutory independent director, and he joins us in congratulating Prof. Shalev on her forthcoming appointment.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
            (Registrant)

By: /s/ Dan Suesskind
                                    Name: Dan Suesskind
                                    Title: Chief Financial Officer

Date: June 26, 2008